UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOPE BANCORP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes due 2038
(Title of Class of Securities)

43940TAB5
(CUSIP Number of Class of Securities)

Angelee J. Harris
General Counsel and Secretary
3200 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90010
(213) 639-1700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Jordan E. Hamburger, Esq.
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90067
(310) 228-3700

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

As required pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 11, 2018, between Hope Bancorp, Inc. (the “Company”) and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank, National Association), as trustee and paying agent (the “Trustee”), relating to the Company’s 2.00% Convertible Senior Notes due 2038 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (“Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Repurchase Notice to the Holders of 2.00% Convertible Senior Notes due 2038, dated April 17, 2023, attached as exhibit (a)(1)(i) hereto (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1. through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Documents is incorporated by reference into this Schedule TO.

Item 10. Financial Statements

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration to be paid to Holders surrendering Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically through EDGAR.

Item 11. Additional Information

Not applicable.

Item 12(a). Exhibits

Exhibit No.	Description of Exhibit

(a)(1)(i)*	Company Repurchase Notice to the Holders of 2.00% Convertible Senior Notes due 2038, dated April 17, 2023.
(a)(5)(i)*	Press Release issued by the Company, dated April 17, 2023.
(b)	None.
(d)(1)
Indenture, dated as of May 11, 2018, between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank, National Association) (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K, filed with the SEC on May 11, 2018).

(d)(2)	Form of 2.00% Convertible Senior Notes due 2038 (incorporated by reference to Exhibit A to Exhibit 4.1 of the Current Report on Form 8-K, filed with the SEC on May 11, 2018).
(g)	None.
(h)	None.
* Filed herewith.

Item 12(b). Filing Fee Exhibit

Filing Fee Table Exhibit.

Item 13. Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOPE BANCORP, INC.

Date: April 17, 2023	By:	/s/ Kevin S. Kim
Kevin S. Kim
Chairman, President and Chief Executive Officer